SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Formation Minerals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

81726B108

(CUSIP Number)

May 9, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81726B108	SCHEDULE 13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS Spartan Capital Securities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%(1)
12.	TYPE OF REPORTING PERSON (see instructions) BD

(1)	Percentage is based on 91,380,533 shares of common stock, $0.01 par value per share (“Common Stock”), of Formation Minerals, Inc., formerly known as SensaSure Technologies, Inc. (the “Issuer”), issued and outstanding as of September 20, 2024, as reported in the Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) by the Issuer on September 23, 2024.

CUSIP No. 81726B108	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS John D. Lowry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percentage is based on 91,380,533 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2024, as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on September 23, 2024.

CUSIP No. 81726B108	SCHEDULE 13G	Page 3 of 7 Pages

Item 1(a). Name of Issuer:

Formation Minerals, Inc., formerly known as SensaSure Technologies, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at P.O. Box 67, Jacksboro, Texas 76458.

Item 2(a). Names of Persons Filing:

This Schedule 13G is being filed by:

(i)	Spartan Capital Securities, LLC, a limited liability company organized in New York (“Spartan”); and

(ii)	John D. Lowry, a United States citizen (“Mr. Lowry”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

 Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each Reporting Person is 45 Broadway, 19th Floor, New York, New York, 10006.

Item 2(c). Citizenship:

Spartan is a limited liability company organized in New York. Mr. Lowry is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Issuer’s common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 81726B108

CUSIP No. 81726B108	SCHEDULE 13G	Page 4 of 7 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4. Ownership.

(a)	Amount beneficially owned:

i.	Spartan is the direct record and beneficial owner of 5,000,000 shares of Common Stock.

ii.	Voting and investment power with respect to the shares of Common Stock owned by Spartan may be deemed to be held by Mr. Lowry as the chief executive officer, a beneficial owner and the sole member of Spartan. Mr. Lowry does not directly own the shares of Common Stock.

(b) Percent of class: The 5,000,000 shares of Common Stock owned by Spartan, represent approximately 5.47% of the 91,380,533 shares of Common Stock issued and outstanding of the Issuer as of September 20, 2024, as reported in the Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission by the Issuer on September 23, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 5,000,000.

CUSIP No. 81726B108	SCHEDULE 13G	Page 5 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each Reporting Person certifies that, to the best of each of its and his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 81726B108	SCHEDULE 13G	Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spartan Capital Securities, LLC
Date: November 19, 2024
	By:	/s/ John D. Lowry
John D. Lowry
Chief Executive Officer

John D. Lowry

/s/ John D. Lowry

CUSIP No. 81726B108	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Description
99.1	Agreement of Joint Filing, dated as of November 19, 2024 by and between the Reporting Persons.